SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact: Hope Sidman
         Jim Fingeroth
         Kekst and Company
         (212) 521-4800

                                                           FOR IMMEDIATE RELEASE


                      LINCOLN COMPANY LLC READY TO PROVIDE
                      INFORMATION AT MEETING WITH HARTMARX


New York, New York, August 22, 2001 -- The Lincoln Company LLC today announced that the following letter was sent by Spencer Hays of The Lincoln Company to Raymond F. Farley, Chairman of the Ad Hoc Committee of Independent Directors of Hartmarx Corporation (NYSE: HMX). In the letter, Lincoln offered to meet promptly with the Committee and its advisors to provide appropriate information to facilitate the transaction process.

                            THE LINCOLN COMPANY LLC
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                           Baltimore, Maryland 21202
                                  410-332-8550
                               410-332-8594 (FAX)

                                August 22, 2001

Mr. Raymond F. Farley
Chairman of the Ad Hoc Committee of
 Independent Directors of the Hartmarx Corporation
245 Main Street - Suite 101
Racine, WI  53403

Dear Mr. Farley:

     Your letter dated August 20, 2001, was received via Federal Express at my attorney's office only this morning, August 22. I hasten to respond.

     As you know, I have called you at your office twice since the announcement last Thursday of the formation of the Ad Hoc Committee and have not received the courtesy of a returned call. Notwithstanding, we are prepared to meet with you, your counsel and any financial advisor that the Ad Hoc Committee of Independent Directors has chosen to negotiate a mutually binding confidentiality agreement and discuss the method, means and approach to our due diligence investigation to minimize the intrusion and disruption to HMX's operations and to be as efficient and as timely as possible. Simultaneously, our lawyers and yours would complete an Acquisition Agreement on terms and conditions that would be mutually acceptable.

     As part of the exchange of confidential information, we would certainly be able to satisfy your concerns about our ability to finance this transaction, though I must point out to you that this is a cash offer, of which $70 million in cash equity is already committed. We have heard from many institutional investors who support our request for a meeting with you to move this process along. They, and the market in general, have discounted the fear of financing that certain HMX insiders have tried to generate.

     We appreciate the fact that HMX will need a fairness opinion, which no doubt would necessitate appropriate inquiry by the issuer of that opinion into the reasonableness of our offer. We would also expect that the Board will insist on a "fiduciary out" in the Acquisition Agreement, to which we would agree, provided that it affords us with an appropriate opportunity to meet a higher offer and a topping/break-up fee, if triggered.

     It serves no useful purpose to shadow box with us. At the right time, we will comply with all SEC and regulatory obligations.

     I and my associates desire to proceed with this offer in as dignified a manner as circumstances allow. We want to deescalate the ad hominem rhetoric as the behavior of some of the senior management people and at least one director who was quoted in the DNR article would reflect. It also serves no useful purpose for HMX senior executives to seek support of their opposition to our offer from HMX's leading retail customers. Equally self-destructive are efforts to frighten HMX employees with references to UNITE's alleged concerns which, as you know by now, were unfounded. We have thousands of happy UNITE members working for our affiliates. We have done whatever we can to ameliorate these foolish steps which are all ultra vires and which will only feed the securities suit that has been filed against the directors. We ask you and your other co-independent directors to do everything you can to facilitate this process and control the behavior of those who seek to derail our offer and that we move forward in a business like and professional manner.

     We await your phone call to set up the meeting we have requested.

                                            Very truly yours,

                                            /s/ Spencer Hays

                                            Spencer Hays

Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov